August 18, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Tyler Howes
Christopher Dunham

Re:	Euro Tech Holdings Company Limited
Form 20-F for Fiscal Year Ended December 31, 2022
File No. 000-22113

Ladies and Gentlemen:

Euro Tech Holdings Company Limited (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated August 4, 2023 (the “Comment Letter”) pertaining to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”).

The Company’s responses are preceded by a reproduction of the corresponding Staff comments in bold as set forth in the Comment Letter.  Any capitalized terms used herein but not defined herein shall have the meanings given to them in the 2022 Annual Report.  The Company undertakes to include the proposed amendments substantially in the form set forth below with revisions and updates as appropriate to reflect the Company’s circumstances at the time when the Company files its amendment No. 1 to the 2022 Annual Report (the “Amended 20-F”).

Form 20-F for the Fiscal Year Ended December 31, 2022

General

1.

We note your statement that you are “not owned or controlled by any governmental entity in any jurisdiction” in connection with your required submission under paragraph (a). Please supplementally describe the materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Company Response:  The Company identifies the shareholders of the Company and the Company’s consolidated foreign operating entities as follows based on the relevant register of shareholders or similar corporate record.

1

Entity	Shareholders
Euro Tech Holdings Company Limited

T.C. Leung, Alex Sham, Jerry Wong, other shareholders that are not directors of the Company, none of which holds a majority of shares of the Company except T.C. Leung (please refer to Item 6.E of the 2022 Annual Report for details)

Euro Tech (Far East) Limited	Euro Tech Holdings Company Limited
Euro Tech Trading (Shanghai) Limited	Euro Tech (Far East) Limited
Shanghai Euro Tech Limited	Euro Tech (Far East) Limited
Yixing Pact Environmental Technology Co., Ltd.	Euro Tech (Far East) Limited, Tamworth Industrial Ltd.
Pact Asia Pacific Limited	Euro Tech (Far East) Limited, Tamworth Industrial Ltd.

The individuals listed above (except other shareholders of the Company who are not directors of the Company) have provided written confirmation to the Company stating that they are not affiliated with any governmental entity in any jurisdiction. Such written confirmation are attached hereto as Exhibit 1.

To the Company’s knowledge based on the information provided by Tamworth Industrial Ltd., a BVI company, the shareholders of Tamworth Industrial Ltd. are JIN Min Qi (who holds a majority of the shares of Tamworth Industrial Ltd.), CHEN Jian Jun and JI Ming.  Each of the three shareholders has provided written confirmation to the Company, confirming that he or she is not affiliated with any governmental entity in any jurisdiction. Such written confirmation are attached hereto as Exhibit 1.

2.

In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Company Response:  The Company identifies the members of the board of the Company and the Company’s consolidated foreign operating entities as follows based on the relevant register of directors, or similar corporate record, and relevant shareholders’ or directors’ resolutions.

2

Entity	Directors
Euro Tech Holdings Company Limited	T.C. Leung, David YL Leung, Jerry Wong, Alex Sham, Y.K. Liang, Fu Ming Chen, Janet Cheang
Euro Tech (Far East) Limited	T.C. Leung, Jerry Wong, Alex Sham, Sai Ho LAI, Wai Man CHAN
Euro Tech Trading (Shanghai) Limited	T.C. Leung, Alex Sham, Jerry Wong
Shanghai Euro Tech Limited	T.C. Leung, Alex Sham, Jerry Wong
Yixing Pact Environmental Technology Co., Ltd.	David YL Leung, T.C. Leung, Jerry Wong, Xiaohong Xia, George Hayek
Pact Asia Pacific Limited	T.C. Leung

To the Company’s knowledge based on written confirmations from the individuals listed above, none of these individuals listed above is an official of the Chinese Communist Party, and none of them has any current or prior memberships on, or affiliations with, committees of the Chinese Communist Party. Such written confirmation are attached hereto as Exhibit 1.

3.

We note that your proposed disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) use the term “the Company.” It is unclear from the context of these disclosures whether this term is meant to encompass you and all of your consolidated foreign operating entities or whether in some instances these terms refer solely to Euro Tech Holdings Company Limited as you only identify your subsidiaries pursuant to Item 16I(b)(4). Please note that Item 16I(b) requires that you provide each disclosure for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. To clarify this matter, please provide the information required by each subsection of Item 16I(b) for you and all of your consolidated foreign operating entities.

Company Response:  The Company acknowledges the Staff’s comment and proposes to file the Amended 20-F to add the following disclosure to the 2022 Annual Report:

“The Company presently wholly owns Euro Tech (Far East) Limited, or Far East, which directly owns all or majority of the equity of a few entities as listed in Exhibit 8.1 of the 2022 Annual Report. Other than Far East and these entities (collectively, the “Subsidiaries” and each, a “Subsidiary”), the Company does not have any other consolidated foreign operating entities. The Company does not use a variable-interest entity structure.

The Company hereby discloses that,

(1) Union Power HK CPA Limited, or Union Power, audited its financial statements for the fiscal year ended December 31, 2021 and 2020 respectively, and J&S Associate PLT, or J&S, audited its financial statements for the fiscal year ended December 31, 2022. Union Power is headquartered in Hong Kong and that the Public Company Accounting Oversight Board has previously determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. J&S is headquartered in Malaysia;

(2) no governmental entity in the British Virgin Islands, Hong Kong, mainland China or Malaysia owns any shares of the Company or any Subsidiary;

(3) no governmental entity in the British Virgin Islands, Hong Kong, mainland China or Malaysia has any controlling financial interest with respect to the Company or any Subsidiary;

(4) none of the Company and the Subsidiaries has any director who is an official of the Chinese Communist Party; and

(5) none of the Memorandum and Articles of Association or equivalent charter documents of the Company and the Subsidiaries contains any charter of the Chinese Communist Party, including the text of any such charter.”

***

3

If you have any questions or comments concerning these responses, please do not hesitate to contact me by telephone at 852-28140311 or by e-mail at DAVIDLEUNG.HK@EURO-TECH.COM or the Company’s counsel by telephone at 212-634-3031 or by email at rafriedman@sheppardmullin.com.

Sincerely,

/s/ David YL Leung

David YL Leung, Chief Executive Officer

cc:

Sheppard Mullin Richter & Hampton LLP

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Exhibit 1

Written Confirmations

CERTIFICATIONS

I, Alex Sham, certify to Euro Tech Holdings Company Ltd. (the "Company") that:

1. I am not affiliated with any governmental entity in any jurisdiction;

2. I am not an official of the Chinese Communist Party and have no current or prior memberships on, or affiliations with, committees of the Chinese Communist Party.

August 14, 2023

____

Alex Sham

5

CERTIFICATIONS

I, Fu Ming Chen, certify to Euro Tech Holdings Company Ltd. (the "Company") that:

1. I am not an official of the Chinese Communist Party and have no current or prior memberships on, or affiliations with, committees of the Chinese Communist Party.

August 14, 2023

Fu Ming Chen

6

CERTIFICATIONS

I, Janet Cheang, certify to Euro Tech Holdings Company Ltd. (the "Company") that:

1. I am not an official of the Chinese Communist Party and have no current or prior memberships on, or affiliations with, committees of the Chinese Communist Party.

August 14, 2023

Janet Cheang

7

CERTIFICATIONS

I, Jerry Wong, certify to Euro Tech Holdings Company Ltd. (the "Company") that:

1. I am not affiliated with any governmental entity in any jurisdiction;

2. I am not an official of the Chinese Communist Party and have no current or prior memberships on, or affiliations with, committees of the Chinese Communist Party.

August 14, 2023

____

Jerry Wong

8

CERTIFICATIONS

I, Sai Ho LAI, certify to Euro Tech Holdings Company Ltd. (the "Company") that:

1. I am not an official of the Chinese Communist Party and have no current or prior memberships on, or affiliations with, committees of the Chinese Communist Party.

August 14, 2023

[signature]

Sai Ho LAI

9

CERTIFICATIONS

I, T.C. Leung, certify to Euro Tech Holdings Company Ltd. (the "Company") that:

1. I am not affiliated with any governmental entity in any jurisdiction;
2. I am not an official of the Chinese Communist Party and have no current or prior memberships on, or affiliations with, committees of the Chinese Communist Party.

August 14, 2023

T.C. Leung

10

CERTIFICATIONS

I, Wai Man CHAN, certify to Euro Tech Holdings Company Ltd. (the "Company") that:

1. I am not an official of the Chinese Communist Party and have no current or prior memberships on, or affiliations with, committees of the Chinese Communist Party.

August 14, 2023

Wai Man CHAN

11

CERTIFICATIONS

I, Y.K. Liang, certify to Euro Tech Holdings Company Ltd. (the "Company") that:

1. I am not an official of the Chinese Communist Party and have no current or prior memberships on, or affiliations with, committees of the Chinese Communist Party.

August 14, 2023

____

Y.K. Liang

12

CERTIFICATIONS

I, CHEN Jian Jun, certify to Euro Tech Holdings Company Ltd. (the "Company") that:

1. I am not affiliated with any governmental entity in any jurisdiction.

August 17th, 2023

Chen Jianjun

CHEN Jian Jun 陈建军

13

CERTIFICATIONS

I, David YL Leung, certify to Euro Tech Holdings Company Ltd. (the "Company") that:

1. I am not an official of the Chinese Communist Party and have no current or prior memberships on, or affiliations with, committees of the Chinese Communist Party.

August 12, 2023

David YL Leung

14

CERTIFICATIONS

I, George Hayek, certify to Euro Tech Holdings Company Ltd. (the "Company") that:

1. I am not an official of the Chinese Communist Party and have no current or prior memberships on, or affiliations with, committees of the Chinese Communist Party.

August 11, 2023

George Hayek

15

CERTIFICATIONS

I, JI Ming, certify to Euro Tech Holdings Company Ltd. (the "Company") that:

1. I am not affiliated with any governmental entity in any jurisdiction.

August 17, 2023

____

JI Ming

16

CERTIFICATIONS

I, Jin Min Qi, certify to Euro Tech Holdings Company Ltd. (the "Company") that:

1. I am not affiliated with any governmental entity in any jurisdiction;

2. I am not an official of the Chinese Communist Party and have no current or prior memberships on, or affiliations with, committees of the Chinese Communist Party.

August 15th, 2023

Jin Min Qi

17

CERTIFICATIONS

I, Xiaohong Xia, certify to Euro Tech Holdings Company Ltd. (the "Company") that:

1. I am not an official of the Chinese Communist Party and have no current or prior memberships on, or affiliations with, committees of the Chinese Communist Party.

August 17th, 2023

Xiaohong Xia

Xiaohong Xia

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